Yissum Research Development Company

of the Hebrew University of Jerusalem

Edmond Safra Campus,

Givat Ram, POB 39135

Jerusalem 91390

Israel

Re: Second Extension of Agreement for rendering of Services

We do hereby refer to the Agreement for the Rendering of Services dated as of June 20, 2005 (the "Service Agreement") and the extension thereto dated as of June 2006 ("Extension of Agreement for Rendering of Services") (jointly with the Services Agreement, the "Extended Service Agreement") and the License Agreement dated November 27th, 2002 (the "License Agreement") all executed by and between Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") and Morria Biopharmaceuticals, Inc. (the "Company").

Unless the context otherwise requires, all capitalized terms used herein shall have the meaning ascribed to them in the Service Agreement.

The Company does hereby request that, further to Yissum tasks and services pursuant to the Extended Service Agreement, Yissum performs the additional tasks and services set forth on Appendix A hereto (the "Additional Services"). All of such Additional Services shall be included in the scope of the definition of Services under the Service Agreement, and shall be performed in accordance with the timetable set forth on Appendix A hereto. In consideration, the Company shall pay Yissum an additional amount, of $ 40,500 (plus VAT) (the "Additional Service Fee") payable within seven days of the signing of this Letter of Extension.

All terms and conditions as set out in the Service Agreement shall apply mutatis mutandis in respect of the Additional Service Fee and the Additional Services as defined under this Second Extension of Agreement for Rendering of Services, including without limitation, the extension of the right and license to the Company of the Service Agreement Results, such to include the Additional Services (as defined herein).

Your signature on this copy of the document shall constitute your approval and agreement to all that is written herein.

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Yours sincerely,

MORRIA BIOPHARMACEUTICALS PLC.
/s/ YUVAL COHEN

By: Yuval Cohen, Managing Director, Morria

We hereby agree and approve:
/s/ ELENA CANETTI

By: Elena Canetti, VP Scientific Services, Yissum	Date: December 19, 2006

/s/ NAVA SWERSKY SOFER

By: Nava Swersky Sofer, CEO, Yissum	Date: December 19, 2006

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APPENDIX A

Research Program for Morria Biopharmaceuticals Plc

Proposed by Prof. Saul Yedgar of
the Hebrew University Medical School, Jerusalem

Aim: Development of analytical methods for characterization of MFAIDs and their stability.

Scope

1.	Monitoring of HyPE temporal stability in different solvents, including 0.lmM and 0.2 mM NaN03, PBS, Na Glutarate, NaCitrate, following filter-sterilization, and storing at room temperature and 4°C, using

A.	Visocisty (Ostwald capillary viscometers).

B.	Dynamic light scattering (DSL), which will also be used for analyzing the size distribution of HyPE population into multi-molecular organizations, and its changes during the storage period.

2.	Testing of validation methods for HyPE concentration in solutions:

HyPE solutions, at a wide range of concentrations, will be prepared by the conventional method of dissolving weighted amounts in solvents, using three analytical balances. The solutions will be subjected to determination by other physico-chemical methods, in order to prepare corresponding standard curves.

Method to be examined:

Viscosity.

Colorimetric determination of Optical density (spectrophotometry), Dynamic light Scattering.

Density determination by Sound velocity or pycnometry, Elemental analysis.

3.	Testing of MFAID candidates for their potential in treating inflammatory conditions (inter alia IBD Alzheimer, ALS, cystic fibrosis, arthritis, cancer, stenosis/restenosis, atherosclerosis, Malaria).

Duration: 6 months with report to Morria upon request and at the end of period.

Budget: $40,500 total (including overhead).

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